MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GLOBAL SOURCES

General

Global Sources Ltd. was previously known as Trade Media Holdings Ltd., which was incorporated in September 1983 under the laws of the Cayman Islands, British West Indies.

Our three business segments are online advertising services, subscriptions and print advertising services, and global transaction software services. The following discussion and analysis provide information that our management believes is relevant to assessing and understanding its consolidated results of operations and financial condition.

During the first quarter ended March 31, 2000 our total revenues grew to $25.3 million from $22.0 million, an increase of $3.3 million, or 15%, in large part due to the 109% increase in online advertising revenue, as compared with the same period last year.

Results of Operations

The following table provides the historical revenues and income from operations for our business segments.
	Three Months Ended
	March 31,	March 31,
	1999	2000

Revenues:
Online advertising ????????????????.	$ 5,320	$ 11,130
Subscriptions and print advertising????	15,827	12,978
Global transaction software services??..	161	107
Others ??????????????????????????	741	1,119
Total Revenues ??????????????????	$ 22,049	$ 25,334

Income/(Loss) from Operations before non-cash compensation expense:
Online advertising ????????????????.	$ 850	$ 2,616
Subscriptions and print advertising????	3,055	1,518
Global transaction software services??..	(293)	(184)
Others ??????????????????????????	(164)	197
Total Income from Operations before non-cash compensation expense ??....	$ 3,448	$ 4,147

The following table presents our revenues by geographical area:
	Three Months Ended
	March 31,	March 31,
	1999	2000

Revenues:
Asia ??????????????????????????.	$ 20,543	$ 23,709
United States ????????????????????	1,071	1,149
Europe ????????????????????????.	311	294
Others ????????????????????????..	124	182
Consolidated??..????????????????.	$ 22,049	$ 25,334

Consolidated Results

Online advertising revenues increased by $5.8 million or 109% during the three months ended March 31, 2000 to $11.1 million as compared with $5.3 million in the same period last year. Revenues in our subscriptions and print advertising services declined by $2.8 million or 18% during the three months ended March 31, 2000 as compared with the same period last year, as a result of intense price competition. Total revenues for the first quarter of 2000 were $25.3 million compared with $22.0 million for the first quarter of 1999, an increase of $3.3 million or 15%. Our revenue growth in the first quarter of 2000 improved significantly in China, Taiwan and Hong Kong as a result of the business success achieved by our clients who use our Global Sources online product to promote their export products.

Gross margin as a percentage of revenue was 66% in the first quarter of 2000 and 68% in the same period last year. The reduced margin in the first quarter 2000 was mainly due to an increase in selling costs to promote sales activity and provide additional incentives.

Circulation, general and administrative costs as a percentage of revenues were 46% in the first quarter of 2000 and 49% in the first quarter of 1999. This improvement was due primarily to an increase of $3.3 million in revenues, offset by a corresponding increase in costs of $0.8 million.

Online services development costs to fund the expansion of our online advertising services segment were $0.9 million and $0.7 million in the first quarter of 2000 and 1999, respectively. These costs resulted from our efforts to continue to build our online advertising service segment and were expensed as incurred.

In the first quarter of 2000, we continued our development of a new online software service and capitalized costs of approximately $0.6 million. In fiscal year 1999, we capitalized approximately $4.6 million of software development costs.

Our revenues earned in Hong Kong are subject to tax. In addition, we are also subject to withholding taxes on the remittance of collections principally in Taiwan, China and India.

Our subsidiary service businesses operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. We reported a tax provision of $0.3 million in each both the first quarter of 1999 and 2000.

Additionally, we reported a foreign exchange gain of $0.4 million in the first quarter of 2000 and a non-cash compensation expense of $8.9 million resulting from the transfer of shares from our controlling shareholder to our chairman and chief executive officer. Net loss in the first quarter 2000 was $4.6 million after non-cash compensation expense, as compared to net income of $3.2 million in the first quarter of 1999.

Net income before non-cash compensation expense of $8.9 million was $4.3 million in the first quarter of 2000, as compared to net income of $3.2 million in the first quarter of 1999. This improvement is due primarily to the increase in revenues in our online advertising services.

Liquidity and Capital Resources

Our activities are financed out of the cash generated from our operations, supplemented by borrowings from our controlling shareholder and from commercial banks, as necessary. On December 31, 1999 and March 31, 2000, we had a commitment of $11.4 million owing to our controlling shareholder Effective January 1, 2000, we executed an unsecured promissory note in the principal amount of $11.4 million to establish the repayment terms of amounts owed to our controlling shareholder. We will begin repayment of this promissory note on January 1, 2005. We will make quarterly payments of principal and interest over the ten-year repayment period. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

Net cash used for operating activities was $2.9 million during the first three months of 2000 and the net cash provided by operating activities was $1.0 million for the first three months of 1999. Net loss in the first three months of 2000 was $4.6 million. Adjustments to net loss were non-cash compensation expense of $8.9 million, and non-cash depreciation and amortization expenses of $0.6 million, offset by a $1.3 million increase in receivables from sales representatives, a $1.0 million decrease in accounts payable and a $1.8 million decrease in accrued liabilities and liabilities for incentive and bonus plans. The primary source of cash for operating activities in the first three months of 1999 was net income of $3.2 million and $0.6 million of non-cash adjustments to net income for depreciation and amortization expenses, $1.3 million reduction in prepaid expenses and other current assets offset partially by a $2.6 million decrease in accounts payable.

Net cash used for investing activities was $11.2 million for the first quarter of 2000, of which $1.2 million used for capital expenditures for computers and software development and $10.0 million for investment in an electronic commerce company. Net cash used for investing activities in the first quarter of 1999 was $0.5 million, used primarily for the purchase of computers, software development.

Net cash generated from financing activities was $13.3 million in the first three months of 2000, which resulted from the short term borrowings. Net cash used for financing activities was $2.5 million in the first three months of 1999, which resulted from the advances to shareholders.

On March 17, 2000, we entered into a credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request us to secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. If any payment is not made when due, the interest rate will increase by 2% on the aggregate amount outstanding and will be payable in arrears and, if not paid when due, will be compounded.

The loan may not be prepaid prior to the end of any quarter, but if the bank notifies us of its intention to charge a maintenance fee to cover its costs for the facility, we may prepay without penalty the amount outstanding within seven days of the bank's notice. When we entered into the credit facility, we paid the bank an arrangement fee of approximately twenty thousand dollars. Our largest shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. As of March 31, 2000, $13.3 million was outstanding under this credit facility.

On March 22, 2000, we used $5.3 million of the credit facility, to repay and cancel a loan made on March 9, 2000 from Hung Lay Si Co. Ltd.. The loan was used to pay U.S. taxes on income of Merle Hinrichs, our chairman and chief executive officer. Mr. Hinrichs has executed a promissory note in the amount of $5.0 million, representing his portion of the U.S. taxes on income owed, that bears interest at the Federal Funds rate plus 2%, adjusted quarterly. The interest and principal on Mr. Hinrichs' loan, which is unsecured, are due on March 8, 2002. In addition, $8.0 million of the credit facility has been used to partially fund an investment in an unaffiliated electronic commerce company.

As of March 31, 2000, we have incurred costs of approximately $5.2 million for the development of our online software services. In addition, we expect to incur additional costs of approximately $4.0 million for this project through December 2000.

Gross trade receivables were $8.9 million on December 31, 1999, which was reduced to $8.8 million by March 31, 2000. We are enforcing a policy of collecting advance payments from less creditworthy customers. Advance payments received from advertising customers increased from $11.5 million as of December 31, 1999 to $11.8 million as at March 31, 2000, which also improved our liquidity.

We anticipate that cash on hand and cash generated from operations will be adequate to satisfy working capital and capital expenditure requirements and commitments based on our current level of operation. However, in order to take full advantage of the significant growth opportunities available in the online services business and provide for long-term increased investment in assets related to the development of online and software services segments, we expect to raise additional capital.

These investments may include:

  more and faster processing and memory capacity for the Global Sources database;
  increased transmission bandwidth for information transfer;
  software for enhanced transaction process management; and
  acquisitions of related operations and or technology providers.

On May 19, 2000, we invested $1.0 million in an unaffiliated electronic commerce company. Under the terms of the agreement, we committed to provide this company with an additional unsecured cash advance of $2.0 million, repayable within two years, or three months notice from us. We also have an option to convert the unsecured advances into equity shares.

We do not hedge our exposure to currency foreign fluctuations.